                            Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. ("AQN", "Company" or the "Corporation") has prepared the following discussion and analysis to provide information to assist its securityholders' understanding of the financial results for the three and nine months ended September 30, 2024. This Management Discussion & Analysis ("MD&A") should be read in conjunction with AQN's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023. This MD&A should also be read in conjunction with AQN's annual consolidated financial statements for the years ended December 31, 2023 and 2022. This material is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar, and on the AQN website at www.algonquinpower.com. Additional information about AQN, including the most recent Annual Information Form ("AIF"), can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	1

Explanatory Notes
Unless otherwise indicated, financial information provided for the three and nine months ended September 30, 2024 and 2023 has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount. Certain amounts in this MD&A may not total due to rounding.
Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company's most recent AIF.
The term "rate base" is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Company's rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly-titled measures used by other companies.
Renewables business sale
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) ("Renewables sale") to a wholly-owned subsidiary of LS Power (“LS Buyer”) for total cash consideration of up to $2.5 billion (subject to certain closing adjustments), excluding debt, consisting of $2.28 billion in cash at closing and up to $220 million in cash pursuant to an earn out agreement relating to certain wind assets (the "Earn Out"). The sale remains subject to the satisfaction of closing conditions, including the approval of the U.S. Federal Energy Regulatory Commission. The Company currently expects the transaction to close in the fourth quarter of 2024 or the first quarter of 2025 and for the net cash proceeds to be approximately $1.7 to $1.8 billion (excluding the Earn Out) after repaying non-consolidated construction financing, and net of taxes, transaction fees and other closing adjustments. This represents an increase to the Company’s previous estimate as a result of the buy-out of the Carvers Creek solar project during the third quarter of 2024, resulting in consolidation of $206.9 million of construction debt.
Due to construction timing delays on certain projects, as well as the mechanisms by which the associated tax equity attributes are expected to be monetized, approximately $150 million of net proceeds described above are now expected to be obtained in late 2025. The amount and timing of the ultimate net cash proceeds will be dependent on, among other things, third-party consents and completion and final construction costs of certain in-construction assets and the associated monetization of tax credits on these projects.
The Company concluded the consolidated assets within the renewable energy business being sold have met the accounting requirements to be presented as “Held for Sale” in the third quarter of 2024 based on the receipt of final commercial terms, Board (as defined herein) approval to consummate the transaction, and the signing of the sale agreement all occurring within this quarter. As a result, the renewable energy business (excluding hydro) has been classified as "discontinued operations" for the current and comparative periods. The Company recorded an impairment loss of $1,298.0 million in the third quarter of 2024 as a result of the classification of the renewable energy business (excluding hydro) as “discontinued operations”. The recorded impairment loss represents an increase from the Company's original estimate primarily due to capital expenditures during the third quarter of 2024, changes in foreign exchange rates and market changes in the assumptions used in calculating the fair value of the Earn-Out. However, the ultimate loss recorded upon the disposition of the renewable energy business (excluding hydro) will be dependent on, among other things, the timing and amount of future capital expenditures relating to the assets being disposed of, the associated monetization of tax credits on certain projects, which will impact the carrying value of these assets, the consideration received and other closing adjustments.
The discontinued operations operate as a distinct segment and have no impact on the operations of the Regulated Services Group operating segment, other than sharing certain corporate support functions and benefiting from corporate debt and equity funding. This MD&A reflects the results of continuing operations, unless otherwise noted.
Unless noted otherwise, this MD&A is based on information available to management as of November 7, 2024.

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Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). The words "aims", "anticipates", "believes", "budget", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would", "seeks", "strives", "targets" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, earnings and results of operations; the Renewables sale and the anticipated impact thereof on the Corporation, including expectations regarding the timing of the sale, the proceeds therefrom and the ultimate impairment loss to be recorded; the Company’s integrated customer solution technology platform; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing, and asset recycling or asset sales initiatives; ongoing and planned acquisitions, dispositions, projects, initiatives or other transactions, including expectations regarding timing, costs, proceeds, financing, results, ownership structures, regulatory matters, in-service dates and completion dates; financing plans; expectations regarding future macroeconomic conditions; expectations regarding the Company's corporate development activities and the results thereof; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; expectations regarding the redemption of outstanding notes; expected future generation, capacity and production of the Company's energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; capital management plans and objectives; expectations regarding the outcome of legal claims and disputes; strategy and goals; dividends to shareholders; expectations regarding future "greening the fleet" initiatives; credit ratings and equity credit from rating agencies; expectations regarding debt repayment and refinancing; the impact on the Company of actual or proposed laws, regulations and rules, including the EIFEL rules and the GMTA (each as defined herein); the expected impact of changes in customer usage on the Regulated Services Group's revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; financing costs; and currency exchange rates. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms; the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation's acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation and operation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with applicable regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the ability of the Corporation to successfully execute future "greening the fleet" initiatives; and the ability of the Corporation to effect the Renewables sale and realize the anticipated benefits therefrom.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand;

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reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the imposition of import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement and operate, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation's facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and growth plans; delays and cost overruns in the design and construction of projects; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or a third-party joint venture partner acting in a manner contrary to the Corporation's interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation's interests; fluctuations in the price and liquidity of the Corporation's common shares and the Corporation's other securities; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation's strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives, including with respect to the Renewables sale; the possibility of adverse reactions or changes in business relationships or relationships with employees resulting from the announcement or completion of the Renewables sale ; risks relating to the diversion of the Board's or management's attention in connection with the Renewables sale; indebtedness of any entity being acquired by the Corporation; unanticipated expenses and/or cash payments as a result of change of control and/or termination provisions in purchase or sale agreements; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading "Enterprise Risk Management" in this MD&A and under the heading "Enterprise Risk Factors" in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation's views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.
Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms "Adjusted Net Earnings", "Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization" ("Adjusted EBITDA"), "Adjusted Funds from Operations", and "Net Utility Sales", which are used throughout this MD&A, are non-GAAP

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, "Adjusted Net Earnings" is presented throughout this MD&A on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN's control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
The composition of Adjusted EBITDA has been changed compared to AQN's MD&A for the nine months ended September 30, 2023 to include expenses related to corporate administrative expenses, which are now included within operating expenses. This change was made as these expenses are used by management to evaluate the operating performance of each business unit. Comparative figures have been adjusted for this new composition.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition and transition costs (including costs related to the 2023 strategic review of the Company's renewable energy business), certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests exclusive of Hypothetical Liquidation at Book Value ("HLBV") income (which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities), non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Company, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor's understanding of AQN's operating performance. The Company also presents Adjusted EBITDA for each of its operating segments separately. For Adjusted EBITDA for the Regulated Services Group please see 2024 Third Quarter and Year-to-Date Regulated Services Group Adjusted EBITDA on page 20 of this MD&A. For Adjusted EBITDA for the Corporate Group and for the Hydro Group, please see Corporate Group Adjusted EBITDA and Hydro Group Adjusted EBITDA on page 28 of this MD&A. The Company previously referred to these segmented measures as "Divisional Operating Profit" and has changed the description to Adjusted EBITDA to align with industry practice. No change was made to the composition or computation thereof. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted EBITDA to net earnings, see Non-GAAP Financial Measures starting on page 34 of this MD&A.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company's operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs (including costs related to the 2023 strategic review of the Company's renewable energy business), one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Company and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor's understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these

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items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 35 of this MD&A.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP financial measure used by investors to compare cash provided by operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company's operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition and transition costs, certain litigation expenses, cash provided by or used in discontinued operations, cash provided by disposition of assets and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor's understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash provided by operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Funds from Operations to cash provided by operating activities, see Non-GAAP Financial Measures starting on page 36 of this MD&A.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either water, natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor's understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see Regulated Services Group 2024 Third Quarter and Year-to-Date Regulated Services Group Adjusted EBITDA on page 20 of this MD&A.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. Effective August 9, 2024, subsequent to the signing of the transaction agreement in respect of the Renewables sale, AQN revised its reportable segments to align with strategic priorities and internal governance. The new reportable segments align with how the Company assesses financial performance and makes decisions regarding resource allocations. AQN's operations are now organized across three business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Hydro Group, consisting of the hydroelectric business which is not being sold as a part of the Renewables sale; and the Corporate Group, which includes corporate and service companies as well as the Company's investment in Atlantica. The investment in Atlantica is not being sold as a part of the Renewables sale, but is in the process of being sold in a separate transaction. The pending sale of the investment in Atlantica does not meet the criteria to qualify as a discontinued operation as its sale does not represent a strategic shift for the Company. Thus, it has now been included within the Corporate Group. The former Renewable Energy Group operating segment is reported as discontinued operations and is no longer a reportable segment (see Note 21 to the unaudited interim condensed consolidated financial statements - Business acquisitions and dispositions). Through its activities, the Company aims to drive growth in earnings and cash flows to support a sustainable dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.

Summary Structure of the Business
The following chart depicts, in summary form, AQN's key businesses. A more detailed description of AQN's organizational structure as of the date of the AIF, which includes the former Renewable Energy Group operating segment that is now classified as “discontinued operations”, can be found in the most recent AIF.

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Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,260,000 customer connections as at September 30, 2024 (using an average of 2.5 customers per connection, this translates into approximately 3,150,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group may seek to deliver long-term growth through acquisitions of additional utility systems and pursuing "greening the fleet" opportunities.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. states of Arkansas, California, Kansas, Missouri, Nevada, New Hampshire and Oklahoma, as well as in Bermuda, which together served approximately 310,000 electric customer connections as at September 30, 2024. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 575,000 customer connections as at September 30, 2024.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Canadian Province of New Brunswick, which together served approximately 375,000 natural gas customer connections as at September 30, 2024.
Below is a breakdown of the Regulated Services Group's Revenue by geographic area and by commodity for the nine months ended September 30, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Hydro Group
The Hydro group represents hydroelectric assets that are not being sold as a part of the Renewables sale (hereinafter referred to as "Hydro Group"). The Hydro Group generates and sells electrical energy produced by its 14 hydroelectric generating facilities located in the Canadian provinces of Alberta, Ontario, New Brunswick and Quebec with a combined gross generating capacity of approximately 115 MW and a net generating capacity of approximately 106 MW.
Corporate Group
The Corporate group mainly includes the corporate and service companies, corporate debt and the Company's investment in Atlantica Sustainable Infrastructure plc ("Atlantica") (collectively referred to as the "Corporate Group"). The Company's investment in Atlantica was previously included within the former Renewable Energy Group operating segment that is now classified as “discontinued operations”.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Significant Updates
Operating Results
AQN's operating results relative to the same period last year are as follows:

(all dollar amounts in $ millions except per share information)	Three months ended September 30
	2024	2023	Change
Net earnings (loss) from continuing operations attributable to shareholders	$49.5	$(174.9)	128%
Net earnings (loss) attributable to shareholders including discontinued operations[1]	$(1,305.7)	$(174.5)	(648)%
Adjusted Net Earnings[2]	$64.9	$68.6	(5)%
Adjusted EBITDA[2]	$264.4	$254.9	4%
Net earnings (loss) per common share from continuing operations	$0.06	$(0.26)	123%
Net earnings (loss) per common share including discontinued operations	$(1.71)	$(0.26)	(558)%
Adjusted Net Earnings per common share[2]	$0.08	$0.10	(20)%

1
The net loss attributable to the Company for the three months ended September 30, 2024 was primarily driven by an impairment loss of $1,298.0 million on the assets of the renewable energy business (excluding hydro) upon classification as held-for-sale.

2	See Caution Concerning Non-GAAP Measures.
Sale of the Renewable Energy Business
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) to LS Buyer. Please refer to the section titled “Explanatory Notes” above for additional details regarding the Renewables sale.

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2024 Third Quarter Results From Operations1

Key Financial Information	Three months ended September 30
(all dollar amounts in $ millions except per share information)	2024	2023
Revenue	$573.2	$564.8
Net earnings (loss) attributable to shareholders	49.5	(174.9)
Cash provided by operating activities	66.7	132.6
Adjusted Net Earnings[2]	64.9	68.6
Adjusted EBITDA[2]	264.4	254.9
Adjusted Funds from Operations[2]	143.3	146.8
Dividends declared to common shareholders	50.4	75.6
Weighted average number of common shares outstanding	767,237,000	689,055,000
Per share
Basic net earnings (loss)	$0.06	$(0.26)
Diluted net earnings (loss)	$0.06	$(0.26)
Adjusted Net Earnings[2]	$0.08	$0.10
Dividends declared to common shareholders	$0.07	$0.11

1	Reflects results of continuing operations (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.
For the three months ended September 30, 2024, AQN reported basic net earnings per common share of $0.06 as compared to basic net loss per common share of $0.26 during the same period in 2023, an increase of $0.32.
The net earnings attributable to shareholders of $49.5 million for the three months ended September 30, 2024 includes earnings from continuing operations of $33.4 million and HLBV and other adjustments attributable to non-controlling interests of $16.1 million. The net earnings attributable to shareholders was primarily driven by:
•Adjusted Net Earnings of $64.9 million, as further discussed below (see Caution Concerning Non-GAAP Measures); partially offset by:
•other net losses of $9.5 million mainly relating to costs associated with the sale of the shares of Atlantica held by an indirect subsidiary of the Company, restructuring costs and other miscellaneous write-offs
The net loss attributable to shareholders of $174.9 million for the three months ended September 30, 2023 includes loss from continuing operations of $174.3 million and HLBV and other adjustments attributable to non-controlling interests of $0.6 million. It was primarily driven by:
•Adjusted Net Earnings of $68.6 million, as further discussed below (see Caution Concerning Non-GAAP Measures); offset by:
•a loss on investments carried at fair value (primarily the Company's investment in Atlantica) of $183.8 million (net of tax); and
•other net losses of $57.5 million (net of tax) primarily due to $47.3 million of costs written off at Empire Electric related to securitization.
For the three months ended September 30, 2024, AQN reported Adjusted Net Earnings per common share of $0.08 as compared to $0.10 per common share during the same period in 2023, a decrease of $0.02 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $3.7 million period over period (see Caution Concerning Non-GAAP Measures). This decrease was primarily driven by:
•an increase of $7.5 million in the Regulated Services Group's operating profit primarily due to the implementation of new rates at Bermuda Electric Light Company ("BELCO"), CalPeco, Empire Electric System, New York Water, Pine Bluff and Park Water Systems; offset by:
•an increase of $11.1 million in depreciation expense driven by additional capital invested by the Company; and
•a net increase of $3.0 million in interest expense representing a $9.8 million increase in reported interest expense primarily driven by a interest expense upon reclassification for the $306.5 million secured credit facility held, prior to its repayment on June 20, 2024 by Liberty Development Energy Solutions B.V. (the "Margin Loan") as debt, with an offsetting decrease in net earnings attributable to the non-controlling interest. The net increase is driven by increased borrowings to support growth initiatives.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	11

For the three months ended September 30, 2024, basic net earnings per common share and Adjusted Net Earnings per common share were also impacted by the issuance of an aggregate of 76,909,700 common shares in connection with the settlement of the Purchase contracts that were components of the Company’s outstanding Green Equity Units.(see Caution Concerning Non-GAAP Measures and Note 10 to the unaudited interim condensed consolidated financial statements - Shareholder's capital).
For the three months ended September 30, 2024, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7333 as compared to 0.7456 in the same period in 2023, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0011 for the three months ended September 30, 2024 as compared to 0.0012 for the same period in 2023. As such, any period over period variance in revenue or expenses, in local currency, at any of AQN's Canadian or Chilean entities is affected by a change in the average exchange rate upon conversion to AQN's reporting currency.
For the three months ended September 30, 2024, AQN reported total revenue of $573.2 million as compared to $564.8 million during the same period in 2023, an increase of $8.4 million or 1.5%. The major factors impacting AQN's revenue in the three months ended September 30, 2024 as compared to the same period in 2023 are as follows:

(all dollar amounts in $ millions)	Three months ended September 30
Comparative Prior Period Revenue	$564.8
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower pass through costs. This is partially offset by higher revenues at the Empire Electric System (MO) to recover previously incurred costs that resulted from the extreme winter storm conditions experienced in Texas and parts of the central U.S. in the first quarter of 2021 and the retirement of the Asbury generating plant.	(3.1)
Natural Gas: Decrease is primarily due to lower pass through commodity costs.	(9.0)
Water:	1.2
Other:	(1.1)
(12.0)
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at BELCO, CalPeco (CA) and Empire (AR) Electric Systems.	12.1
Natural Gas: Increase is primarily due to the implementation of new rates at the St. Lawrence (NY) and Peach State (GA) Gas Systems and temporary rates at the EnergyNorth (NH) Gas System.	1.4
Water: Increase is primarily due to the implementation of new rates at the New York (NY), Pine Bluff (AR) and Park (CA) Water Systems.	8.6
22.1
Foreign Exchange	(1.9)

HYDRO GROUP	0.4

CORPORATE GROUP	(0.1)

Foreign Exchange	(0.1)
Current Period Revenue	$573.2

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 Year-to-Date Results From Operations1

Key Financial Information	Nine months ended September 30
(all dollar amounts in $ millions except per share information)	2024	2023
Revenue	$1,734.7	$1,818.3
Net earnings (loss) attributable to shareholders	172.9	(184.3)
Cash provided by operating activities	433.6	427.3
Adjusted Net Earnings[2]	186.8	198.2
Adjusted EBITDA[2]	790.5	751.4
Adjusted Funds from Operations[2]	434.1	433.5
Dividends declared to common shareholders	209.6	226.4
Weighted average number of common shares outstanding	719,720,000	688,539,000
Per share
Basic net earnings (loss)	$0.23	$(0.28)
Diluted net earnings (loss)	$0.23	$(0.28)
Adjusted Net Earnings[2]	$0.25	$0.28
Dividends declared to common shareholders	$0.28	$0.33

1	Reflects results of continuing operations (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.
For the nine months ended September 30, 2024, AQN reported basic net earnings per common share of $0.23 as compared to basic net loss per common share of $0.28 during the same period in 2023, an increase of $0.51.
The net earnings attributable to shareholders of $172.9 million for the nine months ended September 30, 2024 includes earnings from continuing operations of $117.6 million and HLBV and other adjustments attributable to non-controlling interests of $55.2 million. The net earnings attributable to shareholders was primarily driven by:
•Adjusted Net Earnings of $186.8 million, as further discussed below (see Caution Concerning Non-GAAP Measures); and
•a gain on investments carried at fair value (primarily the Company's investment in Atlantica) of $23.7 million; partially offset by:
•other net losses of $19.9 million, mainly relating to legal costs associated with the sale of the shares of Atlantica held by an indirect subsidiary of the Company, restructuring costs and other miscellaneous write-offs.
The net loss attributable to shareholders of $184.3 million for the nine months ended September 30, 2023 includes loss from continuing operations of $186.7 million and HLBV and other adjustments attributable to non-controlling interests of $2.4 million. The net loss attributable to shareholders was primarily driven by:
•Adjusted Net Earnings of $198.2 million, as further discussed below (see Caution Concerning Non-GAAP Measures); offset by:
•a loss on investments carried at fair value (primarily the Company's investment in Atlantica) of $297.4 million (net of tax); and
•other net losses of $80.6 million (net of tax) primarily due to $47.3 million of costs written off at Empire Electric related to securitization.
For the nine months ended September 30, 2024, AQN reported Adjusted Net Earnings per common share of $0.25 compared to $0.28 per common share during the same period in 2023, a decrease of $0.03 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $11.4 million year over year (see Caution Concerning Non-GAAP Measures), primarily due to:
•an increase of $32.0 million in the Regulated Services Group's operating profit primarily due to the implementation of new rates; offset by:
•a net increase in interest expense of $21.6 million representing an increase in reported interest expense of $41.4 million, driven by higher interest rates as well as increased borrowings to support growth initiatives; partially offset by a decrease of $19.2 million in net earnings attributable to the non-controlling interest due to reclassification of the Margin Loan as debt from non-controlling interest; and

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	13

•an increase in depreciation expense of $33.1 million, driven by additional capital invested by the Company.
For the nine months ended September 30, 2024, basic net earnings per common share and Adjusted Net Earnings per common share were also impacted by the issuance of an aggregate of 76,909,700 common shares in connection with the settlement of the Purchase contracts that were components of the Company’s outstanding Green Equity Units (see Caution Concerning Non-GAAP Measures and Note 10 to the unaudited interim condensed consolidated financial statements - Shareholder's capital).
For the nine months ended September 30, 2024, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7351 as compared to 0.7433 in the same period in 2023, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0011 for the nine months ended September 30, 2024 as compared to 0.0012 for the same period in 2023. As such, any year-over-year variance in revenue or expenses, in local currency, at any of AQN's Canadian or Chilean entities is affected by a change in the average exchange rate upon conversion to AQN's reporting currency.
For the nine months ended September 30, 2024, AQN reported total revenue of $1,734.7 million as compared to $1,818.3 million during the same period in 2023, a decrease of $83.6 million or 4.6%. The major factors resulting in the decrease in AQN's revenue for the nine months ended September 30, 2024 as compared to the same period in 2023 are as follows:

(all dollar amounts in $ millions)	Nine months ended September 30
Comparative Prior Period Revenue	$1,818.3
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower pass through costs. This is partially offset by higher revenues at the Empire Electric System (MO) to recover previously incurred costs that resulted from the extreme winter storm conditions experienced in Texas and parts of the central U.S. in the first quarter of 2021 and the retirement of the Asbury generating plant.	(28.3)
Natural Gas: Decrease is primarily due to lower pass through commodity costs.	(67.3)
Water: Increase is primarily due to the inflationary rate increase mechanism at the Suralis (Chile) Water System.	2.5
Other: Decrease is primarily due to lower activity in the non-regulated business in Bermuda.	(5.2)
(98.3)
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at BELCO Electric System, CalPeco (CA), and Empire (AR) Electric Systems and temporary rates at the Granite State (NH) Electric System partially offset by one-time revenues in the second quarter of 2023 from a retroactive rate increase at the CalPeco (CA) Electric System.	7.0
Natural Gas: Increase is primarily due to the implementation of new rates at the St. Lawrence (NY) and Peach State (GA) Gas Systems and temporary rates at the EnergyNorth (NH) Gas System.	7.1
Water: Increase is primarily due to the implementation of new rates at the New York (NY), Pine Bluff (AR), and Park (CA) Water Systems.	9.0
23.1
Foreign Exchange	(9.5)

HYDRO GROUP	1.3

CORPORATE GROUP	0

Foreign Exchange	(0.2)

Current Period Revenue	$1,734.7

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 Third Quarter and Year-to-Date Net Earnings Summary
For the three months ended September 30, 2024, the Company reported net earnings attributable to shareholders of $49.5 million, which includes earnings from continuing operations of $33.4 million and HLBV and other adjustments attributable to non-controlling interests of $16.1 million. The net loss attributable to shareholders was $174.9 million for the comparable period in 2023, which includes loss from continuing operations of $174.3 million and HLBV and other adjustments attributable to non-controlling interests of $0.6 million. The net earnings from continuing operations attributable to shareholders increased by $224.4 million or 128.3%.
For the nine months ended September 30, 2024, the Company reported net earnings attributable to shareholders of $172.9 million, which includes earnings from continuing operations of $117.6 million and HLBV and other adjustments attributable to non-controlling interests of $55.2 million. The net loss attributable to shareholders was $184.3 million for the comparable period in 2023, which includes loss from continuing operations of $186.7 million and HLBV and other adjustments attributable to non-controlling interests of $2.4 million. The net earnings from continuing operations attributable to shareholders increased by $357.2 million or 193.8%.
The following table outlines the changes to net earnings (loss) attributable to shareholders for the three and nine months ended September 30, 2024 as compared to the same period in 2023.

Change in net earnings (loss) attributable to shareholders	Three months ended	Nine months ended
	September 30	September 30
(all dollar amounts in $ millions)	2024	2024
Net loss attributable to shareholders – Prior Period Balance	$(174.9)	$(184.3)
Adjusted EBITDA[1]	9.5	39.1
Depreciation and amortization	(11.1)	(33.1)
Foreign exchange	(3.4)	4.6
Interest expense	(9.8)	(41.4)
Change in value of investments carried at fair value	214.0	356.5
Other net losses	64.7	91.5
Pension and post-employment non-service costs	1.9	4.8
Gain on derivative financial instruments	(0.4)	(3.4)
Income tax expense	(47.2)	(83.3)
Net earnings attributable to non-controlling interests, exclusive of HLBV	6.2	21.9
Net earnings attributable to shareholders – Current Period Balance	$49.5	$172.9

Change in Net Earnings (loss) ($)	$224.4	$357.2
Change in Net Earnings (loss) (%)	128.3%	193.8%

1	See Caution Concerning Non-GAAP Measures.
During the three months ended September 30, 2024, cash provided by operating activities totaled $66.7 million as compared to $132.6 million during the same period in 2023, a decrease of $65.9 million primarily as a result of changes in working capital items of $35.8 million (see Note 19 to the unaudited interim condensed consolidated financial statements - Non Cash Operating Items) and a decrease of $16.2 million in distributions received from equity investments (net of income). During the three months ended September 30, 2024, Adjusted Funds from Operations totaled $143.3 million as compared to Adjusted Funds from Operations of $146.8 million during the same period in 2023, a decrease of $3.5 million (see Caution Concerning Non-GAAP Measures).
During the nine months ended September 30, 2024, cash provided by operating activities totaled $433.6 million as compared to $427.3 million during the same period in 2023, an increase of $6.3 million primarily as a result of changes in working capital items of $33.6 million (see Note 19 to the unaudited interim condensed consolidated financial statements - Non Cash Operating Items offset by an increase of $16.2 million in distributions received from equity investments (net of income) . During the nine months ended September 30, 2024, Adjusted Funds from Operations totaled $434.1 million as compared to Adjusted Funds from Operations of $433.5 million during the same period in 2023, an increase of $0.6 million (see Caution Concerning Non-GAAP Measures).

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

2024 Third Quarter and Year-to-Date Adjusted EBITDA Summary
Adjusted EBITDA for the three months ended September 30, 2024 totaled $264.4 million as compared to $254.9 million during the same period in 2023, an increase of $9.5 million or 3.7% (see Caution Concerning Non-GAAP Measures). Adjusted EBITDA for the nine months ended September 30, 2024 totaled $790.5 million as compared to $751.4 million during the same period in 2023, an increase of $39.1 million or 5.2%. The breakdown of Adjusted EBITDA by the Company's main business units and a summary of changes are shown below.

	Three months ended		Nine months ended
Adjusted EBITDA[1] by business units	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Adjusted EBITDA for Regulated Services Group[1]	$236.2	$228.7	$706.0	$674.0
Adjusted EBITDA for Hydro Group[1]	7.1	6.5	21.0	19.5
Adjusted EBITDA for Corporate Group[1]	21.1	19.7	63.5	57.9
Total AQN Adjusted EBITDA[1]	$264.4	$254.9	$790.5	$751.4
Change in Adjusted EBITDA[1] ($)	$9.5		$39.1
Change in Adjusted EBITDA[1] (%)	3.7%		5.2%

Change in Adjusted EBITDA[1] Breakdown	Three months ended September 30, 2024
(all dollar amounts in $ millions)	Regulated Services	Hydro	Corporate	Total
Prior period balances	$228.7	$6.5	$19.7	$254.9
Existing Facilities and Investments	(13.8)	0.7	1.4	(11.7)
Rate Reviews	22.1	—	—	22.1
Foreign Exchange Impact	(0.8)	(0.1)	—	(0.9)
Total change during the period	$7.5	$0.6	$1.4	$9.5
Current period balances	$236.2	$7.1	$21.1	$264.4

Change in Adjusted EBITDA[1] Breakdown	Nine months ended September 30, 2024
(all dollar amounts in $ millions)	Regulated Services	Hydro	Corporate	Total
Prior period balances	$674.0	$19.5	$57.9	$751.4
Existing Facilities and Investments	(8.0)	1.5	5.6	(0.9)
Rate Reviews	43.0	—	—	43.0
Foreign Exchange Impact	(3.0)	—	—	(3.0)
Total change during the period	$32.0	$1.5	$5.6	$39.1
Current period balances	$706.0	$21.0	$63.5	$790.5

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

REGULATED SERVICES GROUP
The Regulated Services Group primarily operates rate-regulated utilities that as of September 30, 2024 provided distribution services to approximately 1,260,000 customer connections in the electric, natural gas, and water and wastewater sectors which is an increase of approximately 2,000 customer connections as compared to September 30, 2023.
The Regulated Services Group's strategy is to grow its business organically and through acquisitions. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.

Utility System Type	As at September 30
	2024			2023
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	5,374.5	690.9	310,000	5,086.9	664.5	309,000
Natural Gas	1,883.5	261.8	375,000	1,769.0	258.2	375,000
Water and Wastewater	1,743.7	287.1	575,000	1,630.8	285.0	571,000
Other	146.2	38.3		311.0	39.8
Total	$9,147.9	$1,278.1	1,260,000	$8,797.7	$1,247.5	1,255,000

Accumulated Deferred Income Taxes Liability	$803.3			$728.7

1	Net Utility Sales for the nine months ended September 30, 2024 and 2023. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and served approximately 310,000 customer connections in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas and in Bermuda as at September 30, 2024.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and served approximately 376,000 customer connections located in the U.S. States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts and New York and in the Canadian Province of New Brunswick as at September 30, 2024.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and served approximately 574,000 customer connections located in the U.S. States of Arkansas, Arizona, California, Illinois, Missouri, New York, and Texas and in Chile as at September 30, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

2024 Third Quarter and Year-to-Date Usage Results

Electric Distribution Systems	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Average Active Electric Customer Connections For The Period
Residential	263,600	263,000	263,400	262,700
Commercial and industrial	43,100	42,800	43,000	42,700
Total Average Active Electric Customer Connections For The Period	306,700	305,800	306,400	305,400

Customer Usage (GW-hrs)
Residential	810.9	777.2	2,194.5	2,106.4
Commercial and industrial	975.0	1,075.5	2,821.0	2,917.8
Total Customer Usage (GW-hrs)	1,785.9	1,852.7	5,015.5	5,024.2
For the three months ended September 30, 2024, the electric distribution systems' usage totaled 1,785.9 GW-hrs as compared to 1,852.7 GW-hrs for the same period in 2023, a decrease of 66.8 GW-hrs or 3.6%. The decrease in electricity consumption is primarily due to unfavorable weather at the Empire Electric System.
For the nine months ended September 30, 2024, the electric distribution systems' usage totaled 5,015.5 GW-hrs as compared to 5,024.2 GW-hrs for the same period in 2023, a decrease of 8.7 GW-hrs or 0.2%. The decrease in electricity consumption is primarily due to unfavorable weather at the Empire Electric System.
Approximately 47% of the Regulated Services Group's electric distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Natural Gas Distribution Systems	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Average Active Natural Gas Customer Connections For The Period
Residential	320,700	319,100	323,000	321,500
Commercial and industrial	39,600	39,400	39,900	39,900
Total Average Active Natural Gas Customer Connections For The Period	360,300	358,500	362,900	361,400

Customer Usage (MMBTU)
Residential	1,162,000	1,249,000	14,829,000	14,464,000
Commercial and industrial	2,451,000	2,411,000	15,187,000	15,321,000
Total Customer Usage (MMBTU)	3,613,000	3,660,000	30,016,000	29,785,000
For the three months ended September 30, 2024, usage at the natural gas distribution systems totaled 3,613,000 MMBTU as compared to 3,660,000 MMBTU during the same period in 2023, a decrease of 47,000 MMBTU, or 1.3%.
For the nine months ended September 30, 2024, usage at the natural gas distribution systems totaled 30,016,000 MMBTU as compared to 29,785,000 MMBTU during the same period in 2023, an increase of 231,000 MMBTU, or 0.8%. The increase is primarily due to colder weather at the Peach State Gas System and customer growth at the EnergyNorth Gas System.
Approximately 86% of the Regulated Services Group's gas distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	18

Water and Wastewater Distribution Systems	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Average Active Customer Connections For The Period
Wastewater customer connections	55,700	55,700	55,700	55,500
Water distribution customer connections	510,900	505,300	509,600	504,300
Total Average Active Customer Connections For The Period	566,600	561,000	565,300	559,800

Gallons Provided (millions of gallons)
Wastewater treated	903	878	2,753	2,639
Water provided	11,471	12,671	29,544	30,890
Total Gallons Provided (millions of gallons)	12,374	13,549	32,297	33,529
For the three months ended September 30, 2024, the water and wastewater distribution systems provided approximately 11,471 million gallons of water to customers and treated approximately 903 million gallons of wastewater. This is compared to 12,671 million gallons of water provided and 878 million gallons of wastewater treated during the same period in 2023, a decrease in total gallons provided of 1,200 million or 9.5% and an increase in total gallons treated of 25 million or 2.8%. This decrease in water provided is primarily due to one -time billing adjustments in the third quarter of 2023 at the New York Water System. The increase in wastewater treated is primarily due to the opening of a new wastewater treatment plant at the Litchfield Park Water System.
For the nine months ended September 30, 2024, the water and wastewater distribution systems provided approximately 29,544 million gallons of water to customers and treated approximately 2,753 million gallons of wastewater. This is compared to 30,890 million gallons of water provided and 2,639 million gallons of wastewater treated during the same period in 2023, a decrease in total gallons provided of 1,346 million or 4.4% and an increase in total gallons treated of 114 million or 4.3%. This decrease in water provided is due to one-time billing adjustments related to the prior year in the first three quarters of 2023 at the New York Water System. The increase in wastewater treated is primarily due to customer growth and the opening of a new wastewater treatment plant at the Litchfield Park Water System.
Approximately 50% of the Regulated Services Group's water and wastewater distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 Third Quarter and Year-to-Date Regulated Services Group Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue
Regulated electricity distribution	$361.4	$354.3	$971.5	$998.5
Less: Regulated electricity purchased	(100.9)	(110.1)	(280.6)	(334.0)
Net Utility Sales – electricity[1]	260.5	244.2	690.9	664.5
Regulated gas distribution	65.7	73.0	393.9	453.7
Less: Regulated gas purchased	(13.2)	(21.6)	(132.1)	(195.5)
Net Utility Sales – natural gas[1]	52.5	51.4	261.8	258.2
Regulated water reclamation and distribution	124.3	115.3	302.1	298.6
Less: Regulated water purchased	(6.8)	(5.9)	(15.0)	(13.6)
Net Utility Sales – water reclamation and distribution[1]	117.5	109.4	287.1	285.0
Other revenue[2]	12.4	13.2	38.3	39.8
Net Utility Sales[1,3]	442.9	418.2	1,278.1	1,247.5
Operating expenses	(231.3)	(209.6)	(654.6)	(635.3)
Income from long-term investments	7.7	13.7	23.1	33.3
HLBV[4]	16.9	6.4	59.4	28.5
Adjusted EBITDA [1,5]	$236.2	$228.7	$706.0	$674.0

1	See Caution Concerning Non-GAAP Measures.
2	See Note 17 in the unaudited interim condensed consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 17 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.

5
This table contains a reconciliation of Adjusted EBITDA to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 17 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

2024 Third Quarter Operating Results
For the three months ended September 30, 2024, the Regulated Services Group reported revenue of $551.4 million (comprised of $361.4 million of regulated electricity distribution, $65.7 million of regulated gas distribution and $124.3 million of regulated water reclamation and distribution) as compared to revenue of $542.6 million in the comparable period in the prior year (comprised of $354.3 million of regulated electricity distribution, $73.0 million of regulated gas distribution and $115.3 million of regulated water reclamation and distribution).
For the three months ended September 30, 2024, the Regulated Services Group reported Adjusted EBITDA of $236.2 million as compared to $228.7 million for the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended September 30
Prior Period Adjusted EBITDA[1]	$228.7
Existing Facilities
Electricity: Increase is primarily due to higher HLBV income of $10.5 million as a result of normalized wind resources and $10 million related to recovery of securitized regulatory assets at the Empire Electric System (MO, KS, AR, OK), partially offset by $12.9 of unfavourable weather and increased operating expenses. The increased Adjusted EBITDA related to securitized regulatory assets was offset on a net income basis by increased depreciation of the securitized regulatory assets.	7.6
Natural Gas: Decrease is primarily related to higher operating expenses, including approximately $8.0 million related to a one-time capitalization correction and an increase in bad debt expense of $1.2 million.	(10.9)
Water: Decrease is primarily due to higher operating expenses, including $2.0 million related to a one-time regulatory asset write-off related to the New York (NY) Water System rate order.	(3.5)
Other: Decrease is primarily due to lower interest income on regulatory asset accounts primarily related to the Empire (MO) Electric System bond securitization. Proceeds from securitization were used to repay long-term debt resulting in decreased interest expense.	(7.0)
(13.8)
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at BELCO, CalPeco (CA), and Empire (AR) Electric Systems.	12.1
Natural Gas: Increase is primarily due to the implementation of new rates at the St. Lawrence (NY) and Peach State (GA) Gas Systems and temporary rates at the EnergyNorth (NH) Gas System.	1.4
Water: Increase is primarily due to the implementation of new rates at the New York (NY), Pine Bluff (AR) and Park (CA) Water Systems.	8.6
22.1
Foreign Exchange	(0.8)
Current Period Adjusted EBITDA[1]	$236.2

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	21

2024 Year-to-Date Operating Results
For the nine months ended September 30, 2024, the Regulated Services Group reported revenue of $1,667.6 million (comprised of $971.5 million of regulated electricity distribution revenue, $393.9 million of regulated natural gas distribution revenue and $302.1 million of regulated water reclamation and distribution revenue) as compared to revenue of $1,750.8 million in the same period in the prior year (comprised of $998.5 million of regulated electricity distribution revenue, $453.7 million of regulated natural gas distribution revenue and $298.6 million of regulated water reclamation and distribution revenue).
For the nine months ended September 30, 2024, the Regulated Services Group reported Adjusted EBITDA of $706.0 million as compared to $674.0 million in the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine months ended September 30
Prior Period Adjusted EBITDA[1]	$674.0
Existing Facilities
Electricity: Increase is primarily due to higher HLBV income of $30.8 million as a result of normalized wind resources and $26.6 million related to recovery of securitized regulatory assets at the Empire Electric System (MO, KS, AR, OK), partially offset by $24.1 of unfavourable weather and increased operating expenses. The increased Adjusted EBITDA related to securitized regulatory assets was offset on a net income basis by increased depreciation of the securitized regulatory assets.	33.3
Natural Gas: Decrease is primarily related to higher operating expenses across the majority of gas systems, including approximately $8.0 million related to a one-time capitalization correction and an increase in bad debt expense of approximately $5.8 million.	(24.4)
Water: Decrease is primarily due to higher operating expenses, including $2.0 million related to a one-time regulatory asset write-off related to the New York (NY) Water System rate order.	(7.7)
Other: Decrease is primarily due to lower interest income on regulatory asset accounts primarily related to the Empire (MO) Electric System bond securitization. Proceeds from securitization were used to repay long-term debt resulting in decreased interest expense.	(9.2)
(8.0)
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at BELCO, CalPeco (CA) and Empire (AR) Electric Systems and temporary rates at the Granite State (NH) Electric System partially offset by one-time revenues in the second quarter of 2023 from a retroactive rate increase at the CalPeco (CA) Electric System.	26.9
Natural Gas: Increase is primarily due to the implementation of new rates at the St. Lawrence (NY) and Peach State (GA) Gas Systems and temporary rates at the EnergyNorth (NH) Gas System.	7.1
Water: Increase is primarily due to the implementation of new rates at the New York (NY), Pine Bluff (AR), and Park (CA) Water Systems.	9.0
43.0
Foreign Exchange	(3.0)
Current Period Adjusted EBITDA[1]	$706.0

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	22

Regulatory Proceedings
2024 represents the most active rate case schedule in the Company’s history as the Company focuses on improving its earnings. In addition to already filed rate cases, the Company plans to file rate cases at its Empire Electric (Missouri) System, St. Lawrence Gas System, Litchfield Park Water & Sewer System, and New England Natural Gas System in the fourth quarter of 2024 or the first half of 2025. Timing of the filing of these rate cases is dependent on, among other things, the successful adoption and use of the Company's recently deployed customer solution technology platform.
The following table summarizes the major regulatory proceedings currently underway or completed or effective in 2024 within the Regulated Services Group.

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
BELCO	Bermuda	General Rate Case ("GRC")	$34.8
On September 30, 2021, filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity ("ROE"). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal.

Empire Electric	Arkansas	GRC	$7.3
On February 14, 2023, filed an application seeking an increase in revenues of $7.3 million based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years. On December 7, 2023, the Arkansas Public Service Commission issued an order approving the settlement agreement authorizing a revenue increase of $5.3 million based on a 44% equity ratio phased in over three years. New rates became effective January 1, 2024.

BELCO	Bermuda	GRC	$59.1
On October 17, 2023, filed its revenue allowance application in which it requested a $59.1 million increase for 2024 and 2025 based on a weighted average cost of capital of 10.13%. On May 30, 2024, the RA issued a final order authorizing a revenue increase of $33.6 million for 2024 and 2025 based on a weighted average cost of capital of 7.79%. New base rates became effective August 1, 2024.

New York Water	New York	GRC	$39.7
On May 4, 2023, filed an application seeking an increase in revenues of $39.7 million based on an ROE of 10% and an equity ratio of 50%. On May 31, 2024, the Staff of the Department of Public Service and the Company filed a joint proposal resolving all contested issues. On July 16, 2024, an evidentiary hearing was held on the joint proposal. On August 15, 2024, the Commission issued an order approving the joint proposal and authorizing a $38.6 million increase in revenues over a three-year rate plan ($26.3 million in Year 1, $6.1 million in Year 2 and $6.2 million in Year 3). New rates became effective September 1, 2024 and are being collected retroactive to April 1, 2024 through a make whole surcharge that will be in effect from September 1, 2024 through March 31, 2026.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Midstates Gas	Illinois	GRC	$5.3
On December 20, 2023, filed an application seeking an increase in revenues of $5.3 million based on an ROE of 10.80% and an equity ratio of 54%. On April 24, 2024, Staff of the Illinois Commerce Commission ("ICC Staff") filed testimony recommending a $0.6 million rate decrease. On May 16, 2024, the Company filed updated rebuttal testimony revising its proposed revenue increase to $4.6 million. On June 20, 2024, ICC Staff filed its rebuttal testimony recommending a base rate revenue increase of $2.1 million, and the Company filed surrebuttal testimony revising its proposed revenue increase to $4.1 million. A hearing was held on June 27, 2024. On July 25, 2024, the ICC Staff filed a legal brief recommending a revenue increase of $3.1 million. On October 31, 2024, the ICC issued a final order approving a total increase of $3.2 million or 22.32% in base rate revenues. The rate increase reflects an approved rate of return of 7.54% that incorporates a ROE of 9.90% and long-term debt cost rate of 5.60%. New rates are anticipated to be effective no later than 30 days from the order date.

Midstates Gas	Missouri	GRC	$13.2
On February 9, 2024, filed an application seeking an increase in revenues of $13.2 million based on an ROE of 10.80% and an equity ratio of 52.92%. On July 18, 2024, the Staff of the Missouri Public Service Commission and Office of the Public Counsel ("OPC") filed direct testimony. Staff proposed a base revenue increase of $4.4 million based on a 50% equity ratio and 9.45% ROE. OPC recommended a 47.5% equity ratio and 9.50% ROE. On August 22, 2024 the parties filed rebuttal testimony. On September 19, 2024 the parties filed surrebuttal testimony. On October 9, 2024, Staff filed a motion to suspend the procedural schedule and evidentiary hearing given that the parties reached a settlement resolving all issues. The parties filed a stipulation agreement on October 22, 2024 agreeing to an increase in annual distribution revenues of $9.1 million. On November 6, 2024, the Commission unanimously voted to approve the settlement agreement, with a written order to follow.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Pending Rate Reviews
Granite State Electric	New Hampshire	GRC	$15.5
On May 5, 2023, filed an application seeking a permanent increase in revenues of $15.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $5.5 million were implemented on July 1, 2023. On December 13, 2023, the Department of Energy ("DOE") filed a motion seeking to dismiss the case. An evidentiary hearing was held on January 23, 2024. The case has been stayed by the New Hampshire Public Utilities Commission ("NHPUC") until May 15, 2024 so that it may contemplate the motion and the Company's third-party review of its financial information. On April 2, 2024 the NHPUC directed the Company to cooperate with the DOE and all other parties to develop a mutually-agreeable scope of work for the third-party report, to be filed with the NHPUC no later than April 15, 2024. Because there was not agreement on the scope of work, the Company filed the third-party report which concluded that the accounting information included in the rate filing provides a sufficient basis for determining the Company’s revenue requirement and that 2023 accounting data provides a sufficient basis for inclusion in the Company’s regulatory filings. On April 24, 2024, the Company filed an updated revenue requirement, seeking an increase in revenues of $14.7 million. On April 30, 2024, the NHPUC rejected the scope of the third-party report that was submitted, ordered an independent audit facilitated by the DOE with a procedural schedule for the next phase of the proceeding due no later than May 20, 2024, and deferred a ruling on the DOE motion to dismiss. The NHPUC extended the stay until September 16, 2024 to assess the issues that have been raised in the docket and called for a status report required by August 30, 2024. On September 30, 2024, the Company notified the NHPUC that the parties were engaged in settlement discussions. The parties expect to file a settlement agreement in conjunction with supporting testimony by November 15, 2024. On October 9, 2024, the NHPUC issued a procedural order scheduling hearings for January 9, 2025 and January 15, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
EnergyNorth Gas	New Hampshire	GRC	$27.5
On July 27, 2023, filed an application seeking an increase in revenues of $27.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $8.7 million were approved by the Commission on October 31, 2023. The temporary rate increase is retroactive to October 1, 2023. On February 5, 2024, the Company requested that the NHPUC stay the case until April 12, 2024 so that the Company can provide the Commission with a third-party review of the financial information upon which the revenue requirement is predicated. On February 16, 2024, the DOE filed a motion seeking to dismiss the case. On March 14, 2024 the Commission issued an order staying the case until June 7, 2024, so that it may contemplate the motion and so that the Company can provide the NHPUC with a third-party review of the financial information within the rate application. On April 17, 2024, the Company filed a proposed scope for the third-party review. On August 16, 2024 the DOE filed a status update informing NHPUC that the parties met to discuss a comprehensive settlement of all issues in the case and intend to more fully engage in settlement discussions once a settlement in the Granite State Electric case is reached.

Rio Rico Water & Sewer, Bella Vista Water, Beardsley Water, Cordes Lakes Water	Arizona	GRC	$5.4
On December 28, 2023, filed an application seeking an increase in revenues of $5.4 million based on an ROE of 10.95% and an equity ratio of 54%. On June 26, 2024, the Arizona Corporation Commission granted the Company's request to extend the procedural schedule with a hearing on the merits scheduled for March 24-28, 2025. Staff and intervenor testimony on non-rate design issues is due by December 20, 2024.

Park Water	California	GRC	$9.3
On January 2, 2024, filed an application seeking an increase in revenues of $9.3 million based on an ROE of 9.35% and an equity ratio of 57%. On July 24, 2024, the Public Advocates Office at the California Public Utilities Commission filed testimony recommending a $2.4 million decrease in revenues for 2025. On September 23, 2024, the Company served rebuttal testimony seeking $9.0 million revenue increase. Legal briefs are expected to be filed in December 2024. On November 4, 2024, in the Cost of Capital proceeding for Small Class A Water Utilities, the California PUC issued a proposed order increasing Park Water's ROE to 9.57%, which is subject to issuance of a final order.

Apple Valley Water	California	GRC	$3.1
On January 2, 2024, filed an application seeking an increase in revenues of $3.1 million based on an ROE of 9.35% and an equity ratio of 57%. On July 24, 2024, the Public Advocates Office at the California Public Utilities Commission (the "California PUC") filed testimony recommending a $3.9 million decrease in revenues for 2025. On September 23, 2024, the Company served rebuttal testimony seeking $2.9 million revenue increase. Legal briefs are expected to be filed in December 2024. On November 4, 2024, in the Cost of Capital proceeding for Small Class A Water Utilities, the California PUC issued a proposed order increasing Apple Valley Water’s ROE to 9.57% which is subject to issuance of a final order.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Missouri Water	Missouri	GRC	$8.1
On March 13, 2024, filed an application seeking an increase in revenues of $8.1 million based on an ROE of 10.62% and an equity ratio of 52.6%. On August 20, 2024 Staff filed direct testimony recommending an increase in annual revenues of $7.8 million based on an ROE of 9.45% and an equity ratio of 50%. The City of Bolivar recommended an increase in annual revenues of $7.5 million. On September 27, 2024 the parties filed rebuttal testimony. Surrebuttal testimony was filed on October 24, 2024 and an evidentiary hearing is scheduled to begin November 18, 2024.

Arkansas Water	Arkansas	GRC	$2.3
On March 14, 2024, filed an application seeking an increase in revenues of $2.3 million based on an ROE of 10.62% and an equity ratio of 52.5%. On August 27, 2024, Staff filed testimony recommending an annual revenue increase of $1.5 million, based on an ROE of 9.80%. On September 24, 2024, the Company filed rebuttal testimony updating its proposed annual revenue increase to $1.8 million. Surrebuttal testimony was filed by the parties on October 22, 2024 and the Company's surrebuttal testimony was filed on October 29, 2024. The evidentiary hearing is scheduled on November 21, 2024.

New Brunswick Gas	New Brunswick	GRC	$1.6
On April 15, 2024, filed an application seeking an increase in revenues of $1.6 million based on an ROE of 9.80% and an equity ratio of 45%. On August 16, 2024 The Office of the Public Intervenor filed testimony. On September 27, 2024 the Company filed rebuttal testimony. An evidentiary hearing was held on October 4, 7 and 8, 2024. A decision from the Board is expected in the fourth quarter of 2024.

CalPeco Electric	California	GRC	$39.8	On September 20, 2024, filed an application seeking an increase in revenues of $39.8 million based on an ROE of 11% and an equity ratio of 52.5%.
Empire Electric	Missouri	GRC	$92.1	On November 6, 2024, filed an application seeking an increase in revenues of $92.1 million based on an ROE of 10% and an equity ratio of 53.1%.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

CORPORATE GROUP ADJUSTED EBITDA
Key financial information related to the Corporate Group is as follows:

2024 Third Quarter and Year-to-Date Corporate Group Adjusted EBITDA[1,2]
	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023

Revenue	0.4	0.4	1.0	1.1
Add: Interest, dividend, equity, and other income[3]	23.0	18.3	67.8	57.1
Less: Operating expenses	2.3	(1.0)	5.3	0.3
Corporate Group Adjusted EBITDA[1]	21.1	19.7	63.5	57.9

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted EBITDA to revenue for the Corporate Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 17 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Corporate Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

3
Primarily includes dividends from Atlantica of $21.8 million and $22.0 million for the three months ended September 30, 2024 and 2023 respectively. The nine months ended September 30, 2024 and 2023 includes dividends from Atlantica of $65.4 million and $65.6 million respectively.

HYDRO GROUP ADJUSTED EBITDA
Key financial information related to the Hydro Group is as follows:

2024 Third Quarter and Year-to-Date Hydro Group Adjusted EBITDA[1,2]
	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue	$8.9	$8.3	$27.2	$25.7
Less: Cost of Sales - Hydro	—	0.1	0.2	0.4
Add: Other income	—	0.2	0.8	1.0
Less: Operating expenses	1.8	1.9	6.8	6.8
Hydro Group Adjusted EBITDA[1]	$7.1	$6.5	$21.0	$19.5

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted EBITDA to revenue for the Hydro Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 17 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Hydro Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	28

AQN: OTHER EXPENSES

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Other expenses:
Loss on foreign exchange	6.3	2.9	3.8	8.3
Interest expense	91.4	81.6	274.1	232.7
Depreciation and amortization	99.4	88.3	296.1	263.0
Change in value of investments carried at fair value	(1.6)	212.4	(23.7)	332.8
Interest, dividend, equity, and other income	(23.0)	(18.3)	(67.9)	(57.0)
Pension and other post-employment non-service costs	3.0	4.9	10.4	15.2
Other net losses	9.5	74.2	19.9	111.4
Gain on derivative financial instruments	(0.3)	(0.7)	(0.5)	(3.9)
Income tax expense (recovery)	6.4	(40.8)	33.3	(50.0)
2024 Third Quarter Other Expenses
For the three months ended September 30, 2024, interest expense totaled $91.4 million as compared to $81.6 million in the same period in 2023. The increase was primarily driven by increased borrowings to support growth initiatives.
For the three months ended September 30, 2024, depreciation expense totaled $99.4 million as compared to $88.3 million in the same period in 2023.
For the three months ended September 30, 2024, change in investments carried at fair value totaled a gain of $1.6 million as compared to a loss of $212.4 million in the same period in 2023. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 6 in the unaudited interim condensed consolidated financial statements).
For the three months ended September 30, 2024, pension and post-employment non-service costs totaled $3.0 million as compared to $4.9 million in the same period in 2023. The decrease was primarily due to higher expected return on plan assets.
For the three months ended September 30, 2024, other net losses were $9.5 million as compared to $74.2 million in the same period in 2023. The decrease was primarily due to securitization costs related to Empire Electric written off during the three months ended September 30, 2023 of $63.5 million. See Note 15 in the unaudited interim condensed consolidated financial statements.
For the three months ended September 30, 2024, the gain on derivative financial instruments totaled $0.3 million as compared to a gain of $0.7 million in the same period in 2023. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. The gains in the third quarter of both 2024 and 2023 were primarily related to mark-to-markets on interest rate derivatives.
For the three months ended September 30, 2024, an income tax expense of $6.4 million was recorded as compared to an income tax recovery of $40.8 million during the same period in 2023. The increase in income tax expense was primarily due to the tax impact from fluctuations in the fair value of the investment in Atlantica, the tax impact of higher earnings, along with the effect from the restructuring of certain intercompany financing arrangements which were executed in advance of the implementation of global minimum tax rules in the various jurisdictions in which the Company operates.
2024 Year-to-Date Other Expenses
For the nine months ended September 30, 2024, interest expense totaled $274.1 million as compared to $232.7 million in the same period in 2023. The increase was primarily due to increased borrowings to support growth initiatives as well as reclassification of the Margin Loan as debt.
For the nine months ended September 30, 2024, depreciation expense totaled $296.1 million as compared to $263.0 million in the same period in 2023. The increase was primarily due to higher overall property, plant and equipment.
For the nine months ended September 30, 2024, change in investments carried at fair value totaled a gain of $23.7 million as compared to a loss of $332.8 million in the same period in 2023. The Company records certain of its

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 6 in the unaudited interim condensed consolidated financial statements).
For the nine months ended September 30, 2024, pension and post-employment non-service costs totaled $10.4 million as compared to $15.2 million in the same period in 2023. The decrease was primarily due to higher expected return on plan assets.
For the nine months ended September 30, 2024, other net losses were $19.9 million as compared to $111.4 million in the same period in 2023. The decrease was primarily due to a loss of $46.5 million related to the termination of the stock purchase agreement regarding the acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. and securitization costs related to Empire Electric of $63.5 million written off during the nine months ended September 30, 2023, partially offset by a $12.0 million contingent gain recorded in 2023 resulting from settlement of the purchase price of the Suralis Water System acquired in 2020. See Note 15 in the unaudited interim condensed consolidated financial statements.
For the nine months ended September 30, 2024, the gain on derivative financial instruments totaled $0.5 million as compared to a gain of $3.9 million in the same period in 2023. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. The gains for both the nine months ended September 30, 2024 and for the nine months ended September 30, 2023 were primarily related to mark-to-markets on interest rate derivatives.
For the nine months ended September 30, 2024, an income tax expense of $33.3 million was recorded as compared to an income tax recovery of $50.0 million during the same period in 2023. The increase in income tax expense was primarily due to the tax impact from fluctuations in the fair value of the investment in Atlantica, the effect from the restructuring of certain intercompany financing arrangements which were executed in advance of the implementation of global minimum tax rules in the various jurisdictions in which the Company operates, and the tax impact of higher earnings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	30

DISCONTINUED OPERATIONS: RENEWABLE ENERGY GROUP
The renewable energy group (excluding hydro), presented as discontinued operations, generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities located in the United States and Canada.
Key financial information related to the discontinued operations is as follows:
For the three months ended September 30, 2024, the renewable energy group's facilities generated operating revenue of $66.3 million as compared to $60.0 million in the comparable period in the prior year. The net loss attributable to the Company for the three months ended September 30, 2024 was $1,355.2 million and was primarily driven by loss on classification as held-for-sale of $1,298.0 million. The net income attributable to the Company for the same period in 2023 was $0.4 million.
For the nine months ended September 30, 2024, the renewable energy group's facilities generated operating revenue of $240.5 million as compared to $213.0 million in the comparable period in the prior year. The net loss attributable to the Company for the nine months ended September 30, 2024 was $1,367 million and was primarily driven by loss on classification as held-for-sale of $1,298.0 million. The net income attributable to the Company for the same period in 2023 was $26.6 million.

2024 Third Quarter and Year-to-Date discontinued operations results
	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue	$66.3	$60.0	$240.5	$213.0
Operating income (loss)	$5.2	$8.1	$(9.4)	$8.4
Net income (loss) attributable to AQN	$(1,355.2)	$0.4	$(1,367)	$26.6

As at September 30, 2024, the total assets of the renewable energy group were $3,472.1 million as compared to $4,160.9 million as at December 31, 2023, a decrease of $688.8 million, mainly due to loss on classification as held-for-sale of $1,298.0 million, partially offset by $325.0 million due to the acquisitions of Shady Oaks II, Sandy Ridge II, New Market Solar and Carvers Creek during the year.

Total liabilities of the renewable energy group were $1,581.6 million as compared to $1,392.4 million as at December 31, 2023 including $1,249.1 million of long term indebtedness consisting of senior unsecured notes and credit facilities. The increase of $189.1 million is mainly due to an increase of $196.2 million in credit facilities associated with construction financing at the Carvers Creek solar facility. Additionally the renewable energy group has provided indirect guarantees of construction loans provided on behalf of variable interest entities, primarily its interest in the Clearview solar project, of $244.2 million.

During the three months ended September 30, 2024, cash used in operating activities totaled $2.7 million as compared to cash provided by operating activities of $42.6 million during the same period in 2023, a decrease of $39.9 million. During the nine months ended September 30, 2024, cash provided by operating activities totaled $79.5 million as compared to $78.7 million during the same period in 2023, a decrease of $0.8 million. The decrease during the three months and nine months ended September 30, 2024 was primarily as a result of changes in working capital items.

2024 Third Quarter and Year-to-Date discontinued operations balances and cash flows
	September 30	December 31
(all dollar amounts in $ millions)	2024	2023
Total assets held for sale	$3,472.1	$4,160.9
Total liabilities associated with assets held for sale	$1,581.6	$1,392.4

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	31

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Cash flows provided by (used in)
Operating activities	$2,718	$42,628	$79,501	$78,670
Investing activities	(24,149)	(128,611)	(134,295)	(241,723)

Contractual Obligations
Contractual obligations relating to discontinued operations as of September 30, 2024 are shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Service agreements	506.3	55.2	106.2	108.6	236.3
Capital projects	8.8	8.8	—	—	—
Land easements	583.0	11.0	27.3	28.0	516.7
Total Obligations	$1,098.1	$75.0	$133.5	$136.6	$753.0

Bank Credit Facilities
The following table sets out the bank credit facilities available to AQN related to discontinued operations as at September 30, 2024:

	As at September 30, 2024		As at December 31, 2023
(all dollar amounts in $ millions)	Total		Total
Revolving credit facilities & uncommitted letter of credit facilities	$1,100.0	[1]	$1,100.0
Funds drawn on facilities	(303.7)		(262.6)
Letters of credit issued	(411.3)		(392.0)
Liquidity available under the facilities	385.0		445.4
Undrawn portion of uncommitted letter of credit facilities	(189.6)		(214.6)
Cash on hand	56.7		31.1
Total Liquidity and Capital Reserves	$252.1		$261.9

[1] Includes $600 million of uncommitted standalone letter of credit facilities.
As at September 30, 2024, the renewable energy group's $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") had $303.7 million drawn and had $0.9 million in outstanding letters of credit. The Renewable Energy Credit Facility matures on July 22, 2027.
As at September 30, 2024, the renewable energy group's bank lines consisted of $600.0 million letter of credit facilities (the "Renewable Energy LC Facilities"), including a $250.0 million uncommitted bilateral letter of credit facility and a $350.0 million uncommitted letter of credit facility. As at September 30, 2024, the Renewable Energy LC Facilities had $410.4 million in outstanding letters of credit.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	32

Summary of Property, Plant and Equipment Expenditures
During the three months ended September 30, 2024, the renewable energy group made capital expenditures of $284.9 million as compared to $55.8 million during the same period in 2023. The renewable energy group's investments during the third quarter of 2024 were primarily related to the acquisition of the previously unowned portion of the Carvers Creek Solar facility, as well as the development and/or construction of various projects and ongoing maintenance capital at existing operating sites.
During the nine months ended September 30, 2024, the renewable energy group made capital expenditures of $983.3 million as compared to $287.7 million during the same period in 2023. The renewable energy group's investments year-to-date in 2024 were primarily related to the acquisition of the previously unowned portion of the Shady Oaks II Wind facility, the Sandy Ridge II Wind facility, the New Market Solar facility and the Carvers Creek Solar facility, as well as the development and/or construction of various projects and ongoing maintenance capital at existing operating sites.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$(1,305.7)	$(174.5)	$(1,194.1)	$(157.6)
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	0.8	7.0	4.2	26.1
Loss from discontinued operations, net of tax	1,355.2	(0.4)	1,367.0	(26.6)
Income tax expense (recovery)	6.4	(40.8)	33.3	(50.0)
Interest expense	91.4	81.6	274.1	232.7
Other net losses[1]	9.5	74.2	19.9	111.4
Pension and post-employment non-service costs	3.0	4.9	10.4	15.2
Change in value of investments carried at fair value[2]	(1.6)	212.4	(23.7)	332.8
Gain on derivative financial instruments	(0.3)	(0.7)	(0.5)	(3.9)
Loss on foreign exchange	6.3	2.9	3.8	8.3
Depreciation and amortization	99.4	88.3	296.1	263.0
Adjusted EBITDA	$264.4	$254.9	$790.5	$751.4

1	See Note 15 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

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Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions except per share information)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$(1,305.7)	$(174.5)	$(1,194.1)	$(157.6)
Add (deduct):
Loss (Earnings) from discontinued operations	1,355.2	(0.4)	1,367.0	(26.6)
Gain on derivative financial instruments	(0.3)	(0.7)	(0.5)	(3.9)
Other net losses[1]	9.5	74.2	19.9	111.4
Loss on foreign exchange	6.3	2.9	3.8	8.3
Change in value of investments carried at fair value[2]	(1.6)	212.4	(23.7)	332.8
Adjustment for taxes related to above	1.5	(45.3)	14.4	(66.2)
Adjusted Net Earnings	$64.9	$68.6	$186.8	$198.2
Adjusted Net Earnings per common share	$0.08	$0.10	$0.25	$0.28

1	See Note 15 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

For the three months ended September 30, 2024, Adjusted Net Earnings totaled $64.9 million as compared to Adjusted Net Earnings of $68.6 million for the same period in 2023, a decrease of $3.7 million.

For the nine months ended September 30, 2024, Adjusted Net Earnings totaled $186.8 million as compared to Adjusted Net Earnings of $198.2 million for the same period in 2023, a decrease of $11.4 million.

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Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Cash provided by operating activities	$66.7	$132.6	$433.6	$427.3
Add (deduct):
Cash provided (used in) operating activities of discontinued operations	(2.7)	(42.6)	(79.5)	(78.7)
Changes in non-cash operating items for continuing operations	70.6	34.8	54.6	88.1
Changes in non-cash operating items from discontinued operations	8.7	22.0	23.4	(3.2)
Production based cash contribution from non-controlling interest for continuing operations	—	—	2.0	—
Adjusted Funds from Operations	$143.3	$146.8	$434.1	$433.5

For the three months ended September 30, 2024, Adjusted Funds from Operations totaled $143.3 million as compared to Adjusted Funds from Operations of $146.8 million for the same period in 2023, a decrease of $3.5 million.
For the nine months ended September 30, 2024, Adjusted Funds from Operations totaled $434.1 million as compared to Adjusted Funds from Operations of $433.5 million for the same period in 2023, an increase of $0.6 million.

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SUMMARY OF PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Regulated Services Group
Rate Base Maintenance[1]	$97.4	$87.4	$289.5	$257.1
Rate Base Growth	$77.4	$60.1	$208.3	$256.9
	$174.8	$147.5	$497.8	$514.0

Hydro Group	$1.7	$1.6	$4.9	$5.0
Corporate Group	$0.2	$0.3	$0.7	$0.9

Total Capital Expenditures	$176.7	$149.4	$503.4	$519.9

1	Maintenance expenditures are calculated based on the depreciation expense for the period.
2024 Third Quarter Property, Plant and Equipment Expenditures
During the three months ended September 30, 2024, the Regulated Services Group made capital expenditures of $174.8 million as compared to $147.5 million during the same period in 2023. The Regulated Services Group's investments during the third quarter of 2024 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of water, electric and natural gas systems.
During the three months ended September 30, 2024, the Hydro Group made capital expenditures of $1.7 million as compared to $1.6 million during the same period in 2023. Investments during the third quarter of 2024 were primarily related to ongoing repairs and maintenance at existing operating sites.
During the three months ended September 30, 2024, the Corporate Group incurred sustaining capital expenditures of $0.2 million as compared to $0.3 million during the same period in 2023.
2024 Year-to-Date Property, Plant and Equipment Expenditures
During the nine months ended September 30, 2024, the Regulated Services Group incurred capital expenditures of $497.8 million as compared to $514.0 million during the same period in 2023. The Regulated Services Group's investments year-to-date in 2024 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and natural gas systems.
During the nine months ended September 30, 2024, the Hydro Group made capital expenditures of $4.9 million as compared to $5.0 million during the same period in 2023. Investments year-to-date in 2024 were primarily related to ongoing repairs and maintenance at existing operating sites.
During the nine months ended September 30, 2024, the Corporate Group incurred sustaining capital expenditures of $0.7 million as compared to $0.9 million during the same period in 2023.

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LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group to manage liquidity and working capital requirements (collectively the "Bank Credit Facilities").
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at September 30, 2024:

	As at September 30, 2024		As at December 31, 2023
(all dollar amounts in $ millions)	Total		Total
Revolving and term credit facilities	$3,497.8	[1]	$3,642.0
Funds drawn on facilities / commercial paper issued	(1,556.9)		(2,630.3)
Letters of credit issued	(49.6)		(77.1)
Liquidity available under the facilities	1,891.3		934.6
Undrawn portion of uncommitted letter of credit facilities	(64.8)		(39.4)
Cash on hand	64.3		25.1
Total Liquidity and Capital Reserves	$1,890.8		$920.3

[1] Includes a $75 million uncommitted standalone letter of credit facility and $187.4 million fully drawn term facilities of Suralis and BELCO as at September 30, 2024 ($176.5 million as at December 31, 2023).

Regulated Services Group
As at September 30, 2024, the Regulated Services Group's $1.0 billion senior unsecured revolving credit facility (the "Long-Term Regulated Services Credit Facility") had no amounts drawn and had $38.6 million of outstanding letters of credit. The Long-Term Regulated Services Credit Facility matures on April 29, 2027. As at September 30, 2024, the Regulated Services Group had $142.0 million of commercial paper issued and outstanding. As at September 30, 2024, the Regulated Services Group's $500.0 million senior unsecured revolving credit facility (the "Short Term Regulated Services Credit Facility") had no amounts drawn and no outstanding letters of credit. Subsequent to the quarter-end, the Short Term Regulated Services Credit Facility terminated on its maturity date, October 25, 2024.

As at September 30, 2024, the Regulated Services Group's $100.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility") had $65.4 million drawn. On January 29, 2024, the Company amended the Bermuda Credit Facility, increasing the limit by $25 million to $100 million. The Bermuda Credit Facility matures on December 31, 2024.
As at September 30, 2024, the Regulated Services Group's $25.0 million senior unsecured revolving credit facility (the "Bermuda Working Capital Facility") had $16.0 million drawn. Subsequent to the quarter-end, the maturity of the Bermuda Working Capital Facility was extended to June 24, 2025.
As at September 30, 2024, the Regulated Services Group's senior unsecured syndicated delayed draw term facility (the "Regulated Services Delayed Draw Term Facility") had $610.4 million drawn in connection with the acquisition of Liberty Utilities (New York Water) Corp. Subsequent to the quarter-end, the Regulated Services Delayed Draw Term Facility was repaid on its maturity date, October 25, 2024.

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Corporate Group
As at September 30, 2024, the $1.0 billion senior unsecured revolving credit facility (the "Corporate Credit Facility") had $535.7 million drawn and had $0.8 million of outstanding letters of credit. The Corporate Credit Facility matures on March 31, 2028.
As at September 30, 2024, the Company had issued $10.2 million of letters of credit from its $75.0 million uncommitted letter of credit facility.

Repayment of $163.7 million construction loan
On July 19, 2024, the Company repaid a $163.7 million third-party construction loan assumed on acquisition of the remaining 50% ownership in the Shady Oaks II Wind Facility , which facility belongs to the renewable energy group that has been classified as “discontinued operations”.
Credit Ratings
AQN has a long-term consolidated corporate credit rating of BBB from Standard & Poor's Financial Services LLC, ("S&P"), a BBB rating from DBRS Limited ("DBRS") and a BBB issuer rating from Fitch Ratings Inc. ("Fitch").
Liberty Utilities has a corporate credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody's Investor Service, Inc. ("Moody's"). Debt issued by Liberty Utilities has a rating of BBB from S&P, BBB+ from Fitch and Baa2 from Moody's. Debt issued by Liberty Utilities Finance GP1 has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody's. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. The fixed-rate securitized utility tariff bonds (series 2024-A) issued by Empire District Bondco, LLC have a rating of AAA (sf) from S&P and Moody's.
Contractual Obligations
Information concerning contractual obligations from continuing operations as of September 30, 2024 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$7,499.4	$972.7	$1,659.3	$1,483.1	$3,384.3
Advances in aid of construction	86.0	0.8	—	—	85.2
Interest on long-term debt obligations[2]	4,797.0	346.8	556.4	401.9	3,491.9
Purchase obligations	609.2	609.2	—	—	—
Environmental obligations	44.8	4.1	21.0	1.4	18.3
Derivative financial instruments:
Cross currency interest rate swaps	19.8	0.6	0.9	0.2	18.1
Commodity contracts	1.3	1.2	0.1	—	—
Purchased power	216.1	40.9	29.4	25.7	120.1
Gas delivery, service and supply agreements	448.9	98.0	107.2	79.7	164.0
Service agreements	32.6	18.4	12.0	2.2	—
Land easements	95.3	3.2	6.6	6.8	78.7
Other obligations	4.4	0.9	2.0	1.3	0.2
Total Obligations[3]	$13,854.8	$2,096.8	$2,394.9	$2,002.3	$7,360.8

1	Exclusive of deferred financing costs, bond premium/discount, and fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2079 and 2082, respectively. However, the Company currently anticipates repaying such notes in advance of maturity upon exercise of the Company's redemption rights in accordance with the terms of the applicable indenture.
3	Excludes performance guarantees and other commitments on behalf of variable interest entities. See Note 6 in the unaudited interim condensed consolidated financial statements.

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Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "AQN". As at November 6, 2024, AQN had 767,232,124 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All common shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at November 7, 2024, AQN had outstanding:
•4,800,000 Cumulative Rate Reset Preferred Shares, Series A, yielding 6.576% annually for the five-year period ending on December 31, 2028: and
•4,000,000 Cumulative Rate Reset Preferred Shares, Series D, yielding 6.853% annually for the five year period ending on March 31, 2029.

Declaration of 2024 Fourth Quarter Dividend of $0.0650 (C$0.0901) per Common Share
The Board has declared a fourth quarter 2024 dividend of $0.0650 per common share payable on January 15, 2025 to shareholders of record on December 31, 2024.
The Canadian dollar equivalent for the fourth quarter 2024 dividend is C$0.0901 per common share.
Changes in the level of dividends paid by AQN are at the discretion of AQN's Board of Directors (the "Board"), with dividend levels being reviewed periodically by the Board in the context of AQN's financial performance and growth prospects.
The previous four quarter U.S. and Canadian dollar equivalent dividends per common share have been as follows:

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total
U.S. dollar dividend	$0.1085	$0.1085	$0.0650	$0.0650	$0.3470
Canadian dollar equivalent	$0.1468	$0.1490	$0.0893	$0.0901	$0.4752
Dividend Reinvestment Plan
Effective March 16, 2023, AQN suspended its shareholder dividend reinvestment plan (the "Reinvestment Plan") for registered holders of common shares of AQN. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the Reinvestment Plan began receiving cash dividends. If the Company elects to reinstate the Reinvestment Plan in the future, shareholders who were enrolled in the Reinvestment Plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the Reinvestment Plan.
As at September 30, 2024, 168,595,010 common shares representing approximately 24% of total common shares outstanding had been registered with the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the nine months ended September 30, 2024, AQN recorded $14.7 million in total share-based compensation expense, as compared to $7.2 million for the same period in 2023. The compensation expense is recorded as part of operating expenses in the unaudited interim condensed consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2024, total unrecognized compensation costs related to non-vested share-based awards was $17.6 million and is expected to be recognized over a period of 1.2 years.
Stock Option Plan
AQN has a stock option plan that permits the grant of share options to officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
AQN determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options'

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	40

vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the nine months ended September 30, 2024, there were no stock options granted to the executives of the Company. No stock options were exercised during the nine months ended September 30, 2024.
As at September 30, 2024, a total of 2,667,725 options were issued and outstanding under the stock option plan.
Performance and Restricted Share Units
AQN issues performance share units ("PSUs") and restricted share units ("RSUs") to certain employees as part of AQN's long-term incentive program. During the nine months ended September 30, 2024, the Company granted (including dividends) a combined total of 2,609,512 PSUs and RSUs to employees of the Company. The awards vest based on the terms of each agreement ranging from January 2024 to January 2027. During the nine months ended September 30, 2024, the Company settled 412,530 PSUs, of which 226,390 PSUs were exchanged for common shares issued from treasury and 186,140 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
As at September 30, 2024, a combined total of 5,032,190 PSUs and RSUs were granted and outstanding under the performance and restricted share unit plan.
Directors' Deferred Share Units
AQN has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of AQN receive all or any portion of their annual compensation in deferred share units ("DSUs") and may elect to receive any portion of their remaining compensation in DSUs. During the nine months ended September 30, 2024, the Company issued 173,857 DSUs (including DSUs in lieu of dividends) to the non-employee directors of the Company. During the nine months ended September 30, 2024, the Company settled 368,303 DSUs in exchange for 181,374 common shares issued from treasury, and 186,929 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. As at September 30, 2024, a total of 530,137 DSUs were outstanding under the Directors' Deferred Share Unit Plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in common shares, and therefore these RSUs are accounted for as equity awards. During the nine months ended September 30, 2024, the Company settled 1,380 bonus deferral RSUs in exchange for 641 common shares issued from treasury, and 739 bonus deferral RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. In addition, during the nine months ended September 30, 2024, 49,000 bonus deferral RSUs were granted (including RSUs in lieu of dividends) to employees of the Company pursuant to the bonus deferral RSU program. Such RSUs are 100% vested.
Employee Share Purchase Plan
AQN has an Employee Share Purchase Plan (the "ESPP") which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 6,500,000 shares. During the nine months ended September 30, 2024, the Company issued 742,619 common shares to employees under the ESPP.
As at September 30, 2024, a total of 3,853,151 common shares had been issued under the ESPP.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. The risks discussed below are not intended to be a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF available on SEDAR+ and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.
Treasury Risk Management
Capital Markets and Liquidity Risk
As at September 30, 2024, the Company had approximately $8,725.0 million of long-term consolidated indebtedness, including $1,249.1 million of long-term indebtedness included in liabilities held for sale. Management of the Company believes, based on its current expectations as to the Company's future performance, that the cash flow from operations, the

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	41

funds available under its credit facilities, the proceeds of the proposed Renewables, and Atlantica sales or from other potential future dispositions, and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Company's expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Company's control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management's expectations as to future performance will be realized.
The Company's ability to obtain additional debt or equity or issue other securities, on favourable terms or at all, may be adversely affected by negative perceptions of the Company, any adverse financial or operational performance, financial market disruptions, the failure or collapse of any financial institution, prevailing market views or perceptions, or other factors outside the Company's control. In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity or similar securities or executing on asset recycling strategies necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company's leverage or degradation of key credit metrics below threshold levels could, among other things: limit the Company's ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company's flexibility and discretion to operate its business; limit the Company's ability to declare dividends or maintain prior dividend levels; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows would not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Company's existing credit ratings; require the Company to post additional collateral security under some of its contracts and hedging arrangements; expose the Company to increased interest expense on borrowings at variable rates; limit the Company's ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; render the Company unable to make expenditures that are important to its future growth strategies and require the Company to pursue alternative funding strategies, which may include accelerated asset recycling initiatives.
The Company will need to refinance or reimburse amounts outstanding under the Company's existing consolidated indebtedness over time. There can be no assurance the Company will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Company cannot refinance its indebtedness or raise additional indebtedness on terms that are no less favourable than the current terms, the Company's cash flows and ability to declare dividends or repay its indebtedness may be adversely affected.
The Company's ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company's financial performance, debt service obligations, the realization of the anticipated benefits of acquisition, disposition and investment activities, and working capital and capital expenditure requirements. In addition, the Company's ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company's consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Company's assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Company's liquidity needs.
Interest Rate Risk
The Company is exposed to interest rate risk due to the impact of increasing benchmark interest rates and credit spreads on certain outstanding variable interest indebtedness, as well as any new borrowings on existing and new credit facilities and other debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and "regulatory lag" may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. Rising interest rates may also negatively impact the economics of development projects, acquisitions, dispositions and energy facilities, especially where project financing is being renewed or arranged.
As a result, fluctuations in interest rates could materially increase the Corporation's financing costs, limit the Corporation's options for financing or investment and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
As at September 30, 2024, approximately 88% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and as a result, such debt is not subject to significant interest rate risk in the short-term time horizon.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	42

Borrowings subject to variable interest rates can fluctuate significantly from month to month, quarter to quarter and year to year. AQN's target is to maintain a minimum of 85% fixed rate debt. As a result, the Company hedges the interest rate risk on its variable interest rate borrowings from time to time.
Based on amounts outstanding as at September 30, 2024, the impact to interest expense on variable rate loans from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had $535.7 million outstanding as at September 30, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $5.4 million annually;
•the Long-Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2024. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Delayed Draw Term Facility is subject to a variable interest rate and had $610.4 million outstanding as at September 30, 2024. Subsequent to the quarter-end, the Regulated Services Delayed Draw Term Facility was repaid on its maturity date of October 25, 2024. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Bermuda Credit Facility is subject to a variable interest rate and had $65.4 million outstanding as at September 30, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually;
•the Bermuda Working Capital Facility is subject to a variable interest rate and had $16.0 million outstanding as at September 30, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.2 million;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $142.0 million outstanding as at September 30, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.4 million annually; and
•term facilities at Suralis that are subject to variable interest rates had $130.3 million outstanding as at September 30, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.3 million annually.
The term loan facility at BELCO is subject to variable interest rates. However, the Company separately entered into an interest swap agreement to hedge the risk associated with interest rate fluctuation.
Tax Risk and Uncertainty
The Corporation is subject to income and other taxes primarily in the United States, Canada, Bermuda, and Chile; however, it is also subject to tax in other jurisdictions. Changes in tax laws or interpretations or applications thereof, which may or may not have a retroactive effect, in the jurisdictions in which the Corporation does business could adversely affect the Company's results from operations, returns to shareholders, and cash flows.
On June 20, 2024, Canada enacted the Excessive Interest and Financing Expenses Limitation ("EIFEL") rules and the Global Minimum Tax Act ("GMTA"). These legislative changes align with global efforts to address base erosion and profit shifting by ensuring that multinational enterprises pay a minimum level of tax on their global income.
•Under the EIFEL rules, the tax-deductible amount of interest and financing expenses is restricted to 30% of taxpayers' earnings before interest, taxes, depreciation and amortization computed for tax purposes. The EIFEL rules are applicable to the Company for the 2024 calendar year. Although at this time the Company does not expect a material impact as a result of the enactment of this significant legislation, the Company cannot ensure that there will not be a material impact in the future due to various factors including changes in capital structures, interpretations of legislation, future events and other circumstances.
•Implementation of global minimum tax rules in the various jurisdictions in which the Company operates is pursuant to the Organization for Economic Development's ("OECD") initiative to prevent perceived base erosion and profit shifting. The GMTA is intended to implement the income inclusion and domestic minimum top-up tax rules that form part of the Model Rules for the Global Minimum Tax released by the OECD. The GMTA rules will be applicable to the Company for the 2024 calendar year. Based on existing interpretation of the rules, the Company does not expect these measures will have a significant impact on its financial results; however, the Company cannot provide assurance that such interpretations will not change, or additional guidance will not be issued that will negatively impact the Company's current position.
The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation's depreciable properties. A successful challenge by an applicable taxation

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authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
Development by the Corporation of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives. The Inflation Reduction Act has extended and expanded certain energy credits, providing greater certainty regarding the availability of these credits on a going forward basis. However, the rules governing these tax credits still include technical requirements for credit eligibility. If the Corporation is unable to complete construction on current or planned projects within certain deadlines or satisfy certain new requirements relating to prevailing wage and apprenticeship requirements, the reduced incentives or elimination of incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities that are completed. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
Certain tax assumptions have been made by the Company in estimating the net proceeds to the Company of the pending Renewables sale and Atlantica sale. These assumptions may turn out to be incorrect or incomplete, which could reduce the net proceeds from such transactions to amounts lower than expected by the Company.
OPERATIONAL RISK MANAGEMENT
Dispositions, including Risks Relating to the Sale of the Company's Renewable Energy Business
For financial, strategic and other reasons, the Corporation may from time to time dispose of, or desire to dispose of, businesses or assets (in whole or in part) that it owns. Any disposition by the Corporation may result in recognition of a loss upon such a sale and may result in a decrease to its revenues, cash flows and net income and a change to its business mix. A disposition may also result in less proceeds than expected or liabilities to the Corporation, including as a result of any post-closing indemnities or purchase price adjustments. In addition, the Corporation may not be able to dispose of businesses or assets that the Corporation desires or expects to sell at all or at a price acceptable to the Corporation. Failure to execute on any planned disposition may require the Corporation to seek alternative sources of funds, including one or more potential issuances of equity, or incur additional indebtedness, which may, among other things, cause rating agencies to re-evaluate or downgrade the Corporation's existing credit ratings. Each of the foregoing items may have an adverse effect on the Corporation's business, results of operations, cost of capital or financial condition.
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business to LS Buyer. The sale remains subject to the satisfaction of closing conditions, including the approval of the U.S. Federal Energy Regulatory Commission. Certain of these closing conditions and approvals are outside of the Company’s control. There can be no assurance that these approvals will be obtained and that the other conditions to consummating the transaction will be satisfied. In addition, governmental authorities from which the regulatory approvals are required may impose conditions on the consummation of the transaction or require changes to the terms of the transaction, which could have the effect of delaying or impeding the consummation of the transaction. Any failure or significant delay in receiving such regulatory approvals and satisfying such closing conditions may result in adverse impacts to the Company, including, but not limited to, the termination of the transaction. If closing of the transaction does not take place at all or as contemplated, the Company could suffer adverse consequences on its business, financial condition or results of operations, including the loss of investor confidence in connection with the Company’s ability to execute its strategic plan and failure to realize the expected benefits of consummating the transaction. Furthermore, if the transaction is terminated or materially delayed, the market price of the Company’s common shares and other securities may be materially adversely affected. Whether or not the Company completes the disposition of its renewable energy business, the Company has incurred, and will continue to incur, significant transaction costs in connection with the transaction.
There can be no assurance that the Company will realize the benefits that it anticipates from the sale of its renewable energy business on a timely basis or at all. If the Company does not realize the anticipated benefits from the transaction for any reason it may have a significant adverse effect on the Company’s operations, business and financial condition.
Divesting the renewable energy business involves a number of additional risks and uncertainties, including complexities involved in separating assets that will be sold from assets the Company will retain and the need to obtain third-party consents and approvals (in addition to regulatory approvals), which could, among other things, disrupt customer and supplier relationships, and the fact that the Company may be subject to additional tax obligations or loss of certain tax benefits. A portion of net proceeds of the transaction is dependent on the ability to obtain third-party change of control consents in respect of the transfer of certain renewable energy facilities. If such consents are not obtained, then ownership of the applicable renewable energy facilities and associated cash flows would be retained by the Company. The Company will be required to provide transitional services to LS Buyer for a period of time following closing of the transaction, and the Company may retain certain obligations related to divested assets, and be subject to potential liabilities related to the divested assets or their disposition. In addition, the transaction could cause disruptions in the business of the Company by

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	44

diverting the attention of the Board and management and diverting other resources (including costs) towards closing of the transaction. The transaction could also impact the Company's relationships with employees, including by increasing employee departures and turnover, and could result in accounting changes, restructuring and other disposition charges, as well as potential impairment charges or losses. The sale could negatively impact the Company's profitability, financial results and dividends because of losses that may result from the sale, the loss of revenues or a decrease in cash flows or cash available for distribution. In addition, Algonquin Power Co. may be subject to one or more further credit rating downgrades as a result of the sale process. Following the closing of the transaction, the Company will also have less diversity in the asset mix of its business and in the markets it serves. This will exacerbate the risks associated with the Company’s Regulated Services Group and increase the importance of the operations of the Regulated Services Group to the Company. Any or all of these risks could impact the Company’s financial results and business reputation.
Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Regulated Services Group's facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
Development and construction projects could experience a decrease in expected returns as a result of increased costs. In an effort to mitigate the risk of inflation, the Company attempts to enter into fixed price construction agreements close to the time it enters into fixed price offtake agreements.
Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 20 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. Trial on the remaining two lawsuits is currently expected in January 2025. The likelihood of success in these lawsuits is uncertain. Liberty CalPeco intends to vigorously defend them. The Company accrued estimated losses of $172.3 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116.0 million and Wildfire Expense Memorandum Account of $56.3 million. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the Court issued the Final Statement of Decision. The Court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court. On August 2, 2022, the Court issued a ruling awarding Liberty Apple Valley approximately

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	45

$13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. On September 11, 2024, the Court of Appeal issued a tentative decision reversing the trial court’s finding that the Town of Apple Valley does not have a right to take the assets of Liberty Apple Valley and reversing the award of attorney’s fees to Liberty Apple Valley. Oral argument on the tentative decision has been scheduled for December 3, 2024. Once oral argument occurs, the Court of Appeal has 90 days to issue a final decision on the appeal.
Technology Infrastructure Implementation Risk
The Company relies upon various information and operational technology infrastructure systems to carry out its business processes and operations. This subjects the Company to inherent costs and risks associated with maintaining, upgrading, replacing and changing information and operational technology systems. This includes impairment of its technology systems, potential disruption of operations, business process and internal control systems, substantial capital expenditures, demands on management time and other risks of delays, and difficulties in upgrading, transitioning and integrating technology systems.
AQN and certain of its subsidiaries recently completed the implementation of an integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems. Transitioning operations to these new technology systems or deficiencies in the design or implementation of these systems could: materially adversely affect the Company's operations, including its ability to monitor its business, pay its suppliers, bill its customers, and report financial information accurately and on a timely basis; lead to higher than expected costs; lead to increased regulatory scrutiny or adverse regulatory consequences; or result in the failure to achieve the expected benefits. As a result, the Company's operations, financial condition, cash flows and results of operations could be adversely affected.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended September 30, 2024:

(all dollar amounts in $ millions except per share information)	4th Quarter 2023	1st Quarter 2024	2nd Quarter 2024	3rd Quarter 2024
Revenue	$585.8	$646.1	$515.4	$573.2
Net earnings (loss) attributable to shareholders	186.9	(89.1)	200.8	(1,305.7)
Net earnings (loss) attributable to shareholders from continuing operations	167.2	(56.9)	180.2	49.5
Net earnings (loss) attributable to shareholders from discontinued operations	19.7	(32.2)	20.6	(1,355.2)
Net earnings (loss) per share	0.27	(0.13)	0.28	(1.71)
Net earnings (loss) per share from continuing operations	0.24	(0.09)	0.25	0.06
Net earnings (loss) per share from discontinued operations	0.03	(0.04)	0.03	(1.77)
Diluted net earnings (loss) per share	0.27	(0.13)	0.28	(1.71)
Adjusted Net Earnings[1]	78.7	79.8	42.2	64.9
Adjusted Net Earnings per common share[1]	0.11	0.11	0.06	0.08
Adjusted EBITDA[1]	259.1	285.4	240.9	264.4
Total assets[3]	18,374.0	18,307.8	18,866.4	17,788.6
Long-term debt[2,3]	8,516.3	9,089.9	8,292.9	8,725.0
Dividends declared per common share	$0.11	$0.11	$0.11	$0.07

	4th Quarter 2022	1st Quarter 2023	2nd Quarter 2023	3rd Quarter 2023
Revenue	$660.5	$697.1	$556.4	$564.8
Net earnings (loss) attributable to shareholders	(74.4)	270.1	(253.2)	(174.5)
Net earnings (loss) attributable to shareholders from continuing operations	64.9	237.1	(246.4)	(174.9)
Net earnings (loss) attributable to shareholders from discontinued operations	(139.3)	33.0	(6.8)	0.4
Net earnings (loss) per share	(0.11)	0.39	(0.37)	(0.26)
Net earnings (loss) per share from continuing operations	0.09	0.34	(0.36)	(0.26)
Net earnings (loss) per share from discontinued operations	(0.20)	0.05	(0.01)	—
Diluted net earnings (loss) per share	(0.11)	0.39	(0.37)	(0.26)
Adjusted Net Earnings[1]	84.4	87.5	42.1	68.6
Adjusted Net Earnings per common share[1]	0.12	0.12	0.06	0.10
Adjusted EBITDA[1]	235.6	269.9	226.2	254.9
Total assets[3]	17,627.6	17,927.1	17,968.7	17,982.8
Long-term debt[2,3]	7,512.3	7,849.2	8,083.4	8,367.3
Dividends declared per common share	$0.18	$0.11	$0.11	$0.11

1	See Caution Concerning Non-GAAP Measures.
2	Includes current portion of long-term debt and long-term debt.
3	Includes discontinued operations
Quarterly revenues have fluctuated between $515.4 million and $697.1 million over the prior two year period. A number of factors impact quarterly results, including acquisitions, dispositions, seasonal fluctuations and customer rates. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $1,305.7 million and earnings of $270.1 million over the prior two year period. Earnings have been impacted by non-cash factors such as deferred tax

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recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of September 30, 2024, under the supervision of and with the participation of AQN's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the CEO and the CFO have concluded that as of September 30, 2024, AQN's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Management Report on Internal Controls over Financial Reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the Company's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Changes in Internal Controls over Financial Reporting
For the nine months ended September 30, 2024, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.
Inherent Limitations on Effectiveness of Controls
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN's significant accounting policies and new accounting standards are discussed in Notes 1 and 2, respectively, in the Company's unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis